Third Quarter Report

For The Three and Nine Months Ended September 30, 2004

Additional information relating to the Company, including the Company’s Annual

Information Form, is on SEDAR at www.sedar.com.

Third Quarter Report to Shareholders

This quarter we are heartened by some very positive indicators and developments in our business. At the year’s midpoint we set a primary objective to end the year on an upswing and we took measured steps to ensure that this would be evident to our shareholders.

Hydrogenics continues to dedicate itself to building a business model that encompasses all the key segments of this emerging industry sector – the R&D market, the early adopting fuel cell power product markets, and the hydrogen generation and refueling markets. We believe, under the leadership of a single organization, these key segments have the potential for great synergies and momentum. This is what we see ahead of us and we are excited about it.

Our 2004 Goals

As always, our ultimate goal is to deliver sustainable value to shareholders through a balanced portfolio of growth strategies. Our guiding principle is to minimize financial risk at the same time as we maximize our participation across a range of hydrogen and fuel cell commercialization activities holding both near and long term potential. We set targets every year that we view as being instrumental in progressing along this path. These are referenced under the broad headings of “Commercial Sustainability”, “Strategic Alliances”, “Commercial Power Products” and “Global Reach”.

Commercial Sustainability. Although third quarter and year-to-date revenues have declined, we are pleased to report that confirmed orders and commitments under long-term contracts are approximately $21 million, including R&D grants (approximately 33 percent), test equipment and services (approximately 39 percent) and power & hydrogen generation products (approximately 28 percent).

The success of our test equipment business continues to be a fundamental priority. Last quarter we committed to re-establishing growth in our test equipment business through organizational changes, product improvements, active sales and pipeline development as well as increased involvement at all levels of our organization. These measures reaffirmed our commitment to product quality and technology leadership in our test business. Our efforts thus far have led directly to an increase in our order backlog and sales quotation activity. Certainly, we view these to be positive indicators for future quarters.

Strategic Alliances. We continue to secure and solidify key strategic alliances in support of our power products and on-site hydrogen generation initiatives. The quarter saw us sign a five-year Collaboration Agreement with Deere & Company to advance the technical development of fuel cell systems and achieve certain commercialization targets. Together with General Motors (GM) we continue to support commercialization initiatives that both companies stand to benefit from. During the quarter we received a multi-million dollar test station contract from GM together with a new multi-million dollar contract to provide testing services in support of GM’s fuel cell stack development program. Following on last quarter’s announcement of a Master Services Agreement with ChevronTexaco to provide engineering services to support ChevronTexaco’s hydrogen infrastructure initiatives, we commenced the second hydrogen generation system project under the agreement. As with the first project, this one again utilizes ChevronTexaco’s core technology in fuel processing and Hydrogenics’ engineering and system integration capabilities.

HYDROGENICS CORPORATION

Commercial Power Products. As highlighted at the recent Fuel Cell Seminar in San Antonio, Texas, we have expanded our HyPM power module product line. We now offer a HyPM 7 and HyPM 65 to complement our flagship HyPM 10 power module. The HyPM power module is targeted for use in: (i) certain off-road applications; (ii) premium back-up power and UPS applications; and (iii) vehicle-borne auxiliary power units (APUs). Initial market traction for these products is being driven by significant cost reductions, as well as breakthroughs in power module durability and performance. In the area of cost reductions, we have achieved a 50 percent reduction in power module production costs for three consecutive years and are on track for similar cost reductions in 2004. In the area of durability milestones, the HyPM 10 power module has, to date, achieved over 4,500 hours of operation and over 5,600 ‘stop-start’ cycles on a singular unit, with minimal degradation of performance. This gives us confidence that fuel cells are ready to challenge incumbent technologies in certain early-adopting markets.

We have achieved significant performance improvements particularly with our hybrid configurations that combine the feature set of ultracapacitors with that of fuel cells. Potential benefits include lower cost, improved system dynamics, reduced footprint, improved efficiency, and increased application versatility. Most of our mobility projects now incorporate this breakthrough hybrid technology on account of these compelling advantages.

Hydrogenics continues to expand its core technology in PEM electrolysis through the development of HyLYZERTM hydrogen refueling systems, targeted at single vehicle and small fleet applications. The Company currently has contracts to deliver 3 electrolyzer refuelers to various demonstration projects.

Global Reach. Hydrogenics is diversifying business in Europe and Asia with recent success introducing power modules, hydrogen generation products and new test equipment sales in Asia.

On November 10, 2004 the Company announced that it had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation (Stuart). Pursuant to the agreement Hydrogenics will make a share exchange offer at an exchange ratio of 0.74 Hydrogenics shares for every one Stuart share, for a total of approximately 28 million Hydrogenics shares. The offer is expected to be mailed to Stuart’s shareholders by or before December 8, 2004 and will remain open for 35 days. The offer will be subject to customary conditions including that at least two thirds of Stuart’s shares are tendered.

Going Forward

As we approach the end of 2004, we are focused on the diversification and broadening of our revenue streams, product quality and supporting customer loyalty. The addition of hydrogen generation and refueling to power products and test equipment now provides us with three complementary yet diverse growth platforms in the emerging hydrogen economy. I believe we are well positioned to capitalize on the exciting opportunities we see ahead of us.

HYDROGENICS CORPORATION

Financial Results – Management’s Discussion and Analysis

This financial review covers our unaudited consolidated interim financial statements for the three and nine-month periods ended September 30, 2004 and 2003. This discussion and analysis is dated November 5, 2004 and is intended to assist readers in analyzing our financial results, and should be read together with our unaudited consolidated interim financial statements for the three and nine months ended September 30, 2004 and 2003, and our audited annual consolidated financial statements for the year ended December 31, 2003 and the accompanying notes therein.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Overview

We are a leading developer and manufacturer of fuel cell and related new energy technologies. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. To complement our fuel cell product development initiatives, we are also beginning to develop and manufacture hydrogen generation products, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and balance of plant components for reformer-based hydrogen generation systems.

Our business is divided into two segments:

Fuel Cell Test and Diagnostic Equipment. Our commercial series of fuel cell testing and diagnostic equipment are used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.

Fuel Cell Power Products. We are developing a comprehensive portfolio of fuel cell products which includes fuel cell stacks, scalable fuel cell power modules and stand alone fuel cell systems. We are also beginning to develop hydrogen generation devices. Our principal commercial product line is scalable fuel cell power modules that have been developed to allow “plug and play” integration into our own fuel cell products or those of original equipment manufacturers. In addition, we are developing certain complete fuel cell system products for specific end-use markets. Our fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 65 kW range. Through this business unit we also provide system integration and engineering services to key customers and strategic partners.

Financial Review

Revenues. We generate revenues through the sale of fuel cell test and diagnostic equipment and fuel cell power products. We also generate revenues by providing our customers system integration, engineering and testing services. Revenues related to the sale of fuel cell test and diagnostic equipment and fuel cell power products are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured. Where customer acceptance clauses are considered to be substantive, revenue is recognized only after customer acceptance is received. Revenues relating to system integration, engineering and testing services are recognized as services are rendered.

HYDROGENICS CORPORATION

When we have long-term contracts with a customer, revenues are recognized under the percentage-of-completion method, whereby revenues and profits are recognized on a pro rata basis in relation to contract costs incurred. An example of such a contract would be in connection with a demonstration project or customized product with a completion cycle spanning multiple quarters.

On occasion, we enter into sales-type lease arrangements with our customers in connection with the provision of our products. For these arrangements, revenues are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured.

We report our revenues in two segments: test and power products. Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. Power products revenues include revenues related to systems integration, fuel cell stacks, power modules, auxiliary power unit (APU) modules and engineering services. Power products revenues from engineering services were derived primarily from a long term contract with General Motors, pursuant to which we provided technician and support services to General Motors in connection with its fuel cell program. This contract ended July 31, 2004.

Where we complete R&D work on behalf of government agencies, on a direct or indirect basis, we record these recoveries as R&D grants, not revenues.

Cost of Revenues. Cost of revenues consists primarily of materials and direct labor relating to engineering, design and build. The cost of providing engineering services, although heavily oriented towards research and development activities, is matched with corresponding revenues and included in cost of revenues.

Gross Profit. We calculate gross profit by deducting the cost of revenues from revenues. Increased gross profit due to revenue growth and consistent gross margins, measured as a percentage of revenues, are important to the achievement of breakeven operating cash flow. Positive gross profit, combined with R&D grants received from government or commercial sources, are used as the primary sources of funding for our market and product development activities.

Operating Expenses

Selling, General and Administrative (SG&A). SG&A expenses consist primarily of wages, salaries and benefits relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs.

Stock-based Compensation. For stock options granted to employees on or after January 1, 2003, the estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees on or after January 1, 2002, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.

Research and Development (R&D). R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to R&D activity.

R&D Grants. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. R&D grants include government funding and monies received under contracts from commercial sources. A significant portion of these R&D grants result in product deliveries and or technology demonstrations. The value of grants received can fluctuate

HYDROGENICS CORPORATION

significantly from period-to-period as contracts wind down and new contracts commence at varying schedules.

Amortization of Intangible Assets. The amortization of intangible assets relates both to the intangible assets that we purchased from General Motors in October 2001, as well as the intangible assets acquired upon the January 7, 2003 acquisition of Greenlight.

Results of Operations for the Three and Nine Months Ended September 30, 2004 and 2003

Revenues decreased by $2.0 million, or 36%, to $3.5 million for the quarter ended September 30, 2004 compared with $5.5 million for the same period in 2003. The decrease in revenues for the quarter was primarily attributable to a decrease in test revenues of $1.8 million, or 51%, from approximately $3.5 million in 2003 to $1.7 million for the third quarter of 2004. Power products revenues were essentially flat for the third quarter ended September 30, 2004.

For the nine months ended September 30, 2004, revenues decreased by $9.6 million, or 46%, to $11.2 million compared with $20.8 million for the nine months ended September 30, 2003. Test revenues for the nine months ended September 30, 2004 decreased by $9.5 million, or 60%, from $15.9 million in 2003 to $6.4 million in 2004. Test equipment revenues have fluctuated and are expected to continue to fluctuate significantly from period to period and were particularly high in the first two quarters of 2003 due, in part, to the acquisition of Greenlight as well as a record level of confirmed orders for test equipment entering 2003. For the nine months ended September 30, 2004, power products revenue was $4.8 million compared with $4.9 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2004, engineering services revenue was $1.8 million compared with $2.9 million for the nine months ended September 30, 2003. The engineering services contract ended in July 2004. Excluding engineering services, power products revenues increased $0.8 million, or 38%, to $2.9 million for the nine months ended September 30, 2004 compared with $2.1 million for the comparable period in 2003.

We expect to record certain billings related to the production and shipment of power products as R&D grants, including where we provide services or products as a sub-contractor to a customer who is the recipient of government grants. As described above, R&D grants are offset against R&D expense. Given the accounting treatment of these arrangements and given the early development stage of fuel cell markets, power products revenues may fluctuate significantly from period to period.

Following the acquisition of Greenlight on January 7, 2003, and the subsequent transfer of the test division to Burnaby, our Mississauga facility was primarily dedicated to our emerging power products business. Since that time, we have expended a significant effort on power products development and a substantial portion of these efforts are subsidized through R&D grants, as opposed to revenue-generating system integration projects on behalf of customers. It is expected that by taking on these R&D grants to participate in fuel cell demonstrations and prototyping, we will not only recover a substantial portion of our non-recurring engineering expenses, but we will gain introduction to various commercial partners interested in introducing fuel cell solutions into their commercial products.

Cost of revenues decreased by $0.9 million, or 24%, to $2.9 million for the quarter ended September 30, 2004, compared with $3.8 million for the comparable period in 2003.

For the nine months ended September 30, 2004, cost of revenues decreased by $5.7 million, or 41%, to $8.3 million compared with $14.0 million for the comparable period in 2003. The decrease for the third quarter and year-to-date is attributable to the decrease in revenues for the periods.

Gross profits decreased by $1.1 million, or 65%, to $0.6 million for the quarter ended September 30, 2004, compared with $1.7 million for the comparable period in 2003. The decrease in gross profits is

HYDROGENICS CORPORATION

primarily attributable to the decrease in revenues for the period. Gross profits as a percentage of revenues declined to 18% for the quarter ended September 30, 2004, compared with 31% for the comparable period in 2003. Gross profits as a percentage of revenues will fluctuate based on the mix of products or services sold in a period, the power range of equipment, as well as the proportion of R&D activity in relation to revenues. During the third quarter, a significant portion of the test engineering team previously dedicated towards product R&D were assigned to customer projects resulting in a sequential reduction in R&D and a corresponding increase in cost of goods sold.

For the nine months ended September 30, 2004, gross profits decreased by $3.8 million, or 57%, to $2.9 million compared with $6.7 million for the nine months ended September 30, 2003.

Increased gross profits due to revenue growth and consistent gross margins, as a percentage of revenues, are important to our commercial sustainability. Gross profits combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities. Gross profits for the quarter ended September 30, 2004 of $0.6 million combined with R&D grants of $1.7 million, totaled $2.3 million representing a decrease of 35%, or $0.9 million, compared with $2.6 million for the same period in 2003. Although R&D grants are not recorded as revenues, we believe that when combined with gross profits, this non-GAAP total provides an indication of the level of products and services activity being undertaken in return for compensation. Gross profits plus grants declined by $2.3 million, or 26%, to $6.6 million for the nine months ended September 30, 2004, compared with $8.9 million for the same period of 2003.

SG&A expenses for the three months ended September 30, 2004 increased $0.4 million, or 13%, to $3.6 million, compared with $3.2 million for the comparable period in 2003. The year-over-year strengthening of the Canadian dollar had an impact of $0.04 million on SG&A expenses. For the nine months ended September 30, 2004, SG&A expenses increased $1.3 million, or 15%, to $10.1 million compared with $8.8 million for the nine months ended September 30, 2003. The year-over-year strengthening of the Canadian dollar had an impact of $0.4 million on year-to-date SG&A expenses.

Employee stock-based compensation expense increased $0.1 million, or 33%, to $0.4 million for the quarter ended September 30, 2004, compared with $0.3 million for the three months ended September 30, 2003. Employee stock options are provided to the majority of employees and are used as an effective tool to recruit and retain employees. There were no stock options awarded in the third quarter.

Option grants made after January 1, 2003 are being expensed over the period in which services are rendered by employees. As this policy was established in the fourth quarter of 2003, the comparative figures for 2003 have been revised to include the second quarter of 2003’s portion of this expense. In calculating this expense, we made significant estimates and assumptions in determining the estimated fair value of the options granted. Stock options were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5% to 4.86%, expected life of 4 years, expected volatility of between 48% and 77%, and no dividends.

R&D expenses increased by $1.0 million, or 48%, to $3.2 million for the quarter ended September 30, 2004, compared with $2.1 million for the comparable period in 2003. Materials expensed to R&D increased by $0.8 million, or 160% to $1.3 million, compared with $0.5 million for the comparable period in 2003. The year-over-year strengthening of the Canadian dollar had an impact of $0.1 million on R&D expenses.

For the nine months ended September 30, 2004, R&D expenses increased by $3.8 million, or 58%, to $10.4 million compared with $6.6 million for the nine months ended September 30, 2003. For the year-to-date, materials expensed to R&D increased by $0.6 million, or 22% to $3.3 million, compared with

HYDROGENICS CORPORATION

$2.7 million for the comparable period in 2003. The year-over-year strengthening of the Canadian dollar had an impact of $0.4 million on R&D expenses.

The increase in R&D for the quarter and year-to-date is primarily attributable to increased R&D expenditures related to our emerging power products business, including: Purolator and IDATech contracts; development activity related to our 10 kW power module; and hydrogen generation initiatives. Production and testing costs related to power products developed and/or shipped as part of a funded R&D program are included in R&D expenses.

R&D grants increased by $0.8 million, or 89% to $1.7 million for the quarter ended September 30, 2004, compared with $0.9 million for the comparable period in 2003. R&D grants can fluctuate from period to period depending on timing of individual program activity and purchase of materials. Substantial projects include IDATech and Purolator for the U.S. Department of Energy and Natural Resources Canada, respectively.

R&D grants increased by $1.6 million, or 76% to $3.7 million for the nine months ended September 30, 2004, compared with $2.1 million for the comparable period in 2003.

Depreciation of property, plant and equipment was comparable to the prior year at $0.6 million for the third quarter 2004. For the nine months ended September 30, 2004, depreciation expense was $1.8 million compared with $1.7 million for the nine months ended September 30, 2003.

Amortization of intangible assets decreased by $1.1 million, or 34%, to $2.1 million for the quarter ended September 30, 2004 compared with $3.2 million for the comparable period in 2003. The decrease is primarily the result of the reduction in amortization of the intangibles acquired from General Motors which are being amortized on a declining balance basis. For the nine months ended September 30, 2004, amortization decreased by $3.3 million, or 34%, to $6.4 million compared with $9.7 million for the nine months ended September 30, 2003.

The corresponding impact on loss per share related to the non-cash amortization of intangible assets for the quarter ended September 30, 2004 was $0.03 per share, compared with $0.06 for the comparable period in 2003.

Integration costs related to the Greenlight acquisition were nil in the third quarter of 2004 compared with $0.3 million for the comparable period in 2003. For the nine months ended September 30, 2004, integration costs were nil compared with $1.1 million for the nine months ended September 30, 2003.

The integration costs reflected non-recurring expenses relating to integrating Greenlight operations with those of Hydrogenics. The integration of Greenlight was complete as at December 31, 2003.

Interest income, net of bank charges and interest paid, was $0.3 million for the quarter ended September 30, 2004, which was comparable to the same period in the prior year. Despite having the additional proceeds invested from the equity issue in the first quarter, lower short-term interest rates for U.S. dollar investments reduced returns on our portfolio. For the nine months ended September 30, 2004, interest income was $0.6 million compared with $0.5 million for the nine months ended September 30, 2003.

Foreign currency gains were $0.2 million for the quarter ended September 30, 2004, compared with a gain of $0.1 million for the same period in 2003. The foreign currency gains result primarily from the holding of Canadian dollar denominated short-term investments and the weakening of the Canadian dollar against the U.S. dollar throughout the second quarter of 2004. For the nine months ended September 30, 2004, foreign currency losses were $0.5 million compared with foreign currency gains of $4.4 million for the nine months ended September 30, 2003. In 2003, foreign currency gains resulted

HYDROGENICS CORPORATION

from holding Canadian dollar denominated short-term investments when the Canadian dollar strengthened considerably against the U.S. dollar.

Income tax expense was negligible for the quarter, and comparable with the prior year. Similar to provincial capital tax expense, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for large corporations tax purposes.

Loss increased by $0.4 million, or 6%, to $7.3 million for the quarter ended September 30, 2004 compared with a loss of $6.9 million for the same period in 2003. The increase was primarily attributable to: (i) a decrease of $1.1 million in gross profits associated both with the decline in revenues and the decline in gross margins; (ii) an increase of $0.3 million in net R&D expenses; (iii) a $0.1 million increase in stock-based compensation expense; and (iv) an increase of $0.4 million in selling, general and administrative expenses. These items were partially offset by: (i) a $1.1 million decrease in non-cash amortization of intangible assets; and (ii) a $0.3 million decrease in integration costs.

For the nine months ended September 30, 2004, the loss increased by $8.4 million, or 57%, to $23.2 million compared with $14.8 million for the nine months ended September 30, 2003. The increase is primarily attributable to: (i) a decrease of $4.9 million in foreign currency gains; (ii) a decrease of $3.8 million in gross profits associated with the decline in revenues; (iii) an increase of $2.1 million in net R&D expenses; (iv) a $0.7 million increase in stock-based compensation expense; and (v) an increase of $1.3 million in selling, general and administrative expenses. These items were partially offset by: (i) a $3.3 million decrease in non-cash amortization of intangible assets; (ii) a $1.0 million decrease in integration costs; and (iii) a $0.1 million decrease in other costs.

Of the loss for the quarter ended September 30, 2004, $2.7 million was directly attributable to the test segment, $1.9 million to the power products segment and the remainder of $2.7 million was attributable to corporate activities. For the comparable quarter in 2003, $1.3 million of the loss was attributable to the test segment, $2.8 million of the loss was attributable to the power products segment, and a loss of $2.7 million was attributable to corporate activities.

Included in the third quarter loss of $2.7 million for the test segment is $1.7 million of combined amortization and depreciation. There is $1.1 million of amortization and depreciation included in the third quarter loss of $1.9 million for the power segment. For the comparable period in 2003 the combined amortization and depreciation for the test and power segments was $1.6 million and $2.2 million, respectively.

Of the loss for the nine months ended September 30, 2004, $7.5 million was directly attributable to the test segment, $7.3 million to the power products segment and the remainder of $8.4 million was attributable to corporate activities. For the comparable nine months in 2003, there was a loss of $2.7 million in the test segment, $9.2 million of the loss was attributable to the power products segment, and a loss of $2.9 million was attributable to corporate activities.

Basic and diluted loss per share decreased by $0.02, or 15%, to $0.11 for the quarter ended September 30, 2004 compared with $0.13 for the comparable quarter in 2003. For the nine months ended September 30, 2004, basic and diluted loss per share was $0.37 compared with $0.28 for the nine months ended September 30, 2003.

Full time headcount at the end of the third quarter 2004 was 204 employees compared with 254 at September 30, 2003. Headcount decreased by 40 in Q3 2004 with the termination of the GM engineering services contract.

HYDROGENICS CORPORATION

Shares Outstanding: For the quarter ended September 30, 2004, the weighted average number of shares used in calculating the loss per share was 64,609,988. The number of common shares outstanding at September 30, 2004 was 63,181,581. For the quarter ended September 30, 2003, the weighted average number of shares used in calculating the loss per share was 53,083,206. The number of common shares outstanding at September 30, 2003 was 52,957,526. The increase in the number of common shares outstanding was primarily attributable to the follow on offering of 11,373,608 of our common shares completed in February, 2004. See Liquidity and Capital Resources.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Stock options outstanding were 3,950,454 as at September 30, 2004, of which 2,245,612 were exercisable. There were 2,470,436 share purchase warrants outstanding, of which 1,791,069 have been released from escrow.

Liquidity and Capital Resources

At September 30, 2004, we held cash of $1.9 million and short-term investments of $91.5 million, for a combined total of $93.4 million, compared with $2.0 million in cash and $44.7 million in short-term investments at December 31, 2003, for a combined total of $46.7 million.

On February 3, 2004, we completed the issuance and sale of 11,000,000 common shares at $5.75 per share for proceeds of $59.6 million. Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale and issuance of an additional 373,608 common shares on February 13, 2004 for proceeds of $2.0 million.

The total cash and short term investments decreased by $2.3 million, or 2%, to $93.4 million between June 30, 2004 and September 30, 2004. This decrease resulted from net cash outflows from operating activities of $2.4 million including an increase in working capital of $1.7 million. We continue to align our market and product development efforts with current market opportunities. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short term investment balances.

Capital expenditures for the quarter were negligible and comparable to the third quarter of 2003.

We intend to use our funds to meet net funding requirements for the development and commercialization of our products including fuel cell test stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We also intend to use our funds to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and reformer systems. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 36 months based on our current business plan. At this time, we have no plans for additional financing. However, if cash on hand and cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.

HYDROGENICS CORPORATION

Changes in Accounting Policies

Our accounting policies are described in note 2 of the consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the unaudited consolidated interim financial statements for the period ended September 30, 2004 are unchanged from those disclosed in that note, except that they include the adoption of new accounting standards, with the key changes highlighted below.

(a) Canadian standards

Asset retirement obligations: Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which replaced the guidance on future removal and site restoration costs included in the CICA Handbook Section 3061 “Property, Plant and Equipment”. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

Hedging relationships: In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The Company has implemented this guidance effective January 1, 2004. The adoption of this accounting guidance had no impact on the Company’s financial position, financial statement presentation or results of operations.

Variable interest entities: Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 15 on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires us to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIEs. A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or;

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The adoption of this guideline did not have an impact on the Company’s financial position, results of operations or cash flows.

Canadian GAAP and general standards of financial statement presentation: The CICA has issued new accounting standards surrounding Canadian GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of Canadian GAAP and the fair presentation of financial standards in accordance with Canadian GAAP. We adopted these standards effective January 1, 2004. The effect of these standards has not had an impact on the Company’s financial position, results of operations or cash flows.

(b) U.S. standards

Variable interest entities: Effective January 1, 2004, the Company adopted FASB FIN 46R, “Consolidation of Variable Interest Entities”. Under FIN 46R, if an entity is determined to be a VIE, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they

HYDROGENICS CORPORATION

occur, receives a majority of the entity’s expected residual returns if they occur, or both. The adoption of FIN 46R did not have an impact on our financial position, results of operations or cash flows.

Forward-looking Statements and Risk Factors

This quarterly report contains forward-looking statements, including statements regarding the future success of our business and technology strategies, and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Investors are expected to review the section in Management’s Discussion and Analysis in our 2003 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect Hydrogenics’ future performance.

HYDROGENICS CORPORATION

Hydrogenics Corporation

Interim Consolidated Balance Sheets
As at September 30, 2004 and December 31, 2003

(thousands of U.S. dollars)

	September 30,	December 31,
	2004	2003

	(unaudited)
Assets
Current assets
Cash	$1,918	$1,964
Short-term investments	91,497	44,744
Accounts receivable	4,386	7,784
Grants receivable	1,702	506
Inventories (note 4)	6,012	4,603
Prepaid expenses	1,572	823

	107,087	60,424
Deposits	105	106
Deferred charges	—	795
Property, plant and equipment	5,843	5,552
Future tax assets	1,802	3,258
Intangible assets	9,702	16,084
Goodwill	5,113	5,219

	129,652	91,438

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,276	6,168
Unearned revenue	1,505	213
Income taxes payable	298	212

	8,079	6,593
Long term debt	385	619
Deferred research and development grants	148	—
Future tax liabilities	1,802	3,258

	10,414	10,470

Shareholders’ Equity (note 6)
Share capital and other equity	193,846	132,375
Deficit	(70,562)	(47,361)
Foreign currency translation adjustment	(4,046)	(4,046)

	119,238	80,968

	129,652	91,438

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION

Hydrogenics Corporation

Interim Consolidated Statements of Operations and Deficit
For the three and nine months ended September 30, 2004

(thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2004	2003	2004	2003

Revenues	$3,509	$5,528	$11,162	$20,778
Cost of revenues	2,896	3,801	8,267	14,038

	613	1,727	2,895	6,740

Operating expenses
Selling, general and administrative	3,592	3,230	10,118	8,837
Stock-based compensation expense	417	292	1,044	393
Research and development	3,158	2,075	10,395	6,641
Research and development grants	(1,672)	(859)	(3,741)	(2,124)
Depreciation of property, plant and equipment	643	546	1,806	1,690
Amortization of intangible assets	2,128	3,234	6,382	9,700
Integration costs (note 10)	—	270	—	1,060

	8,266	8,788	26,004	26,197

Loss from operations	(7,653)	(7,061)	(23,109)	(19,457)

Other income (expenses)
Provincial capital tax	(45)	(48)	(132)	(140)
Interest, net	277	131	621	498
Foreign currency gains (losses)	201	134	(464)	4,388

	433	217	25	4,746

Loss before income taxes	(7,220)	(6,844)	(23,084)	(14,711)
Current income tax expense	49	42	117	120

Net loss for the period	(7,269)	(6,886)	(23,201)	(14,831)
Deficit – Beginning of period	(63,293)	(33,215)	(47,361)	(25,270)

Deficit – End of period	(70,562)	(40,101)	(70,562)	(40,101)

Net loss per share (note 8)
Basic and diluted	(0.11)	(0.13)	(0.37)	(0.28)
Shares used in calculating basic and diluted net loss per share	64,609,988	53,083,206	63,181,581	52,957,526

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2004

(thousands of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2004	2003	2004	2003

Cash provided by (used in)
Operating activities
Net loss for the period	$(7,269)	$(6,886)	$(23,201)	$(14,831)
Items not affecting cash
Depreciation of property, plant and equipment	643	546	1,806	1,690
Amortization of intangible assets	2,128	3,234	6,382	9,700
Unrealized foreign exchange (gains) losses	(39)	(194)	(143)	(4,618)
Imputed interest on long term debt	9	55	43	78
Non-cash consulting fees	19	15	52	45
Stock-based compensation	417	292	1,044	393
Net change in non-cash working capital	1,567	(1,122)	2,344	(1,079)

	(2,525)	(4,060)	(11,673)	(8,622)

Investing activities
Decrease (increase) in short-term investments	3,728	4,582	(46,689)	14,657
Purchase of property, plant and equipment	(33)	(56)	(2,138)	(1,243)
Business acquisitions, net of cash acquired	106	—	106	(3,344)

	3,801	4,526	(48,721)	10,070

Financing activities
Increase (repayment) of long-term debt	23	(160)	(175)	(186)
Common shares issued, net of issuance costs paid	7	13	60,375	104
Deferred research and development grants	148	—	148	—

	178	(147)	60,348	(82)

Increase (Decrease) in cash during the period	1,454	319	(46)	1,366
Effect of exchange rate changes on cash	—	(13)	—	(51)
Cash – Beginning of period	464	2,003	1,964	994

Cash – End of period	1,918	2,309	1,918	2,309

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

1.	Description of business

Hydrogenics Corporation (the “Company”) designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.	Unaudited interim financial statements

The unaudited balance sheet as at September 30, 2004 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three and nine months ended September 30, 2004 and 2003, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003, and also include the adoption of new accounting standards described in Note 3. Canadian GAAP, in the case of the Company, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in Note 12. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the three and nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2003, and the summary of significant accounting policies included therein. Certain prior year amounts have been reclassified to conform with the current period presentation.

3.	New accounting standards

(i)	Canadian standards

Asset retirement obligations
Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which replaced the guidance on future removal and site restoration costs included in the CICA Handbook Section 3061 “Property, Plant and Equipment”. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

Hedging relationships
In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The Company implemented this guidance effective January 1, 2004. The adoption of this accounting guidance had no impact on the Company’s financial position, financial statement presentation or results of operations.

Variable interest entities
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 15 on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires the Company to identify VIEs in which the

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

Company has an interest, determine whether the Company is the primary beneficiary of such entities and, if so, to consolidate the VIEs. A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The adoption of this guideline did not have an impact on the Company’s financial position, results of operations or cash flows.

Canadian generally accepted accounting principles and general standards of financial statement presentation
The CICA issued new accounting standards surrounding Canadian GAAP and general standards of financial statement presentation, which lay out a framework for the application of Canadian GAAP and the fair presentation of financial standards in accordance with Canadian GAAP. The Company adopted these standards effective January 1, 2004. The effect of adopting these standards had no impact on the Company’s financial position, results of operations or cash flows.

(ii)	U.S. standards

Variable interest entities
Effective January 1, 2004, the Company adopted FASB FIN 46R, “Consolidation of Variable Interest Entities”. Under FIN 46R, if an entity is determined to be a VIE, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. The adoption of FIN 46R had no impact on the Company’s financial position, results of operations or cash flows.

4.	Inventories

	September 30,	December 31,
	2004	2003

Raw materials	$3,297	$1,988
Work-in-progress	2,221	2,200
Finished goods	494	415

	$6,012	$4,603

5.	Warranties

Information regarding the changes in the Company’s aggregate product warranty liabilities is as follows for the nine months ended September 30, 2004:

Balance, December 31, 2003	$845
Accruals for warranties issued during the period	654
Settlements made during the period	(464)

Balance, September 30, 2004	$1,035

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

6.	Shareholders’ equity

Changes in shareholders’ equity for the nine months ended September 30, 2004 are as follows:

	Common shares					Foreign Currency	Total
						Translation	Shareholders’
	Number	Amount	Warrants	Contributed Surplus	Deficit	Adjustment	Equity

Balance at December 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968
Issuance of common shares as a result of public offering	11,373,608	60,126	—	—	—	—	60,126
Issuance of common shares on exercise of options	131,594	249	—	—	—	—	249
Stock-based consulting expense	—	—	—	52	—	—	52
Stock-based compensation expense	—	—	—	1,044	—	—	1,044
Net loss	—	—	—	—	(23,201)	—	(23,201)

Balance at September 30, 2004	64,613,849	$187,256	$4,722	$1,868	$(70,562)	$(4,046)	$119,238

On February 3, 2004, the Company completed the sale of 11,000,000 common shares of the Company at $5.75 (CDN$7.63) per share for proceeds of $59,613. Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale of an additional 373,608 common shares on February 13, 2004 for proceeds of $2,025. Combined proceeds of the 11,373,608 common shares were $60,126 net of issue costs of $1,512.

7.	Employee stock-based compensation

A total of 823,808 stock options were granted under the Company’s employee stock option plan during the nine months ended September 30, 2004. No stock options were granted during the three months ended September 30, 2004.

Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense over the period in which the related employee services are rendered, based on the estimated fair value at the date of the grant. Stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50% to 4.86%, expected life of 4 years, expected volatility of between 48% and 77%, and no dividends.

Had the Company determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for stock options granted in the year ended December 31, 2002, the pro-forma net loss and pro-forma basic and diluted net loss per share would be as follows:

	Three months ended		Three months ended
	September 30, 2004		September 30, 2003

	Basic and diluted		Basic and diluted
	net loss per share		net loss per share
Net loss for the period	$(7,269)	$(0.11)	$(6,886)	$(0.13)
Additional stock-based compensation expense	44	—	84	—

Pro forma net loss for the period	$(7,313)	$(0.11)	$(6,970)	$(0.13)

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

	Nine months ended		Nine months ended
	September 30, 2004		September 30, 2003

	Basic and diluted		Basic and diluted
	net loss per share		net loss per share
Net loss for the period	$(23,201)	$(0.37)	$(14,831)	$(0.28)
Additional stock-based compensation expense	156	—	330	—

Pro forma net loss for the period	$(23,357)	$(0.37)	$(15,161)	$(0.28)

8.	Net loss per share

Net loss per share is calculated using the weighted average number of common shares outstanding during period. For the three and nine months ended September 30, 2004, the weighted average number of common shares outstanding was 64,609,988 and 63,181,581 respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

9.	Segmented financial information

Management organizes and analyzes the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture, and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer’s facility.

Other activities include the provision of corporate activities such as treasury functions, corporate accounting, insurance and administration.

Financial information by reportable segment for the three and nine months ended September 30, 2004 and 2003 is as follows:

	Three months ended September 30, 2004				Three months ended September 30, 2003

		Power				Power
	Test	products	Other	Total	Test	products	Other	Total

Revenue from external customers	$1,728	$1,781	—	$3,509	$3,453	$2,075	—	$5,528
Amortization of intangible assets	1,182	946	—	2,128	1,342	1,892	—	3,234
Depreciation of property plant and equipment	527	116	—	643	235	311	—	546
Interest income	—	—	294	294	—	—	173	173
Interest expense	—	—	17	17	—	—	42	42
Income tax expense	—	—	49	49	—	—	42	42
Segment loss (i)	$(2,695)	$(1,892)	$(2,682)	$(7,269)	$(1,337)	$(2,821)	$(2,728)	$(6,886)

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

	Nine months ended September 30, 2004				Nine months ended September 30, 2003

		Power				Power
	Test	products	Other	Total	Test	products	Other	Total

Revenue from external customers	$6,410	$4,752	—	$11,162	$15,863	$4,915	—	$20,778
Amortization of intangible assets	3,546	2,836	—	6,382	4,024	5,676	—	9,700
Depreciation of property plant and equipment	1,515	291	—	1,806	744	946	—	1,690
Interest income	—	—	694	694	—	—	608	608
Interest expense	—	—	73	73	—	—	110	110
Income tax expense	—	—	117	117	—	—	120	120
Segment loss (i)	$(7,534)	$(7,280)	$(8,387)	$(23,201)	$(2,725)	$(9,187)	$(2,919)	$(14,831)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

Purchases of intangible assets and goodwill during the nine months ended September 30, 2003 were $13,505 and $5,113. There have been no further purchases of intangible assets and goodwill since then.

As at September 30, 2004, intangible assets and goodwill relating to the Company’s Test segment are $4,970 and $5,113 (December 31, 2003 — 8,516 and 5,219), respectively. Intangible assets and goodwill relating to the Company’s Power products segment as at September 30, 2004 are $4,732 and $nil (December 31, 2003 — 7,568 and $nil) respectively. The Company currently does not allocate its remaining assets of $114,837 (December 31, 2003 — 70,135) among its reportable segments. Substantially all the Company’s long-lived assets are located in Canada. The Company’s goodwill relates to Canadian operations.

Revenues and cost of revenues are derived from products and services as follows:

	Three months ended		Nine months ended
	September 30,		September 30,

	2004	2003	2004	2003
Revenues
Products	$2,910	$3,643	$8,322	$15,507
Services	599	1,885	2,840	5,271

	$3,509	$5,528	$11,162	$20,778

	Three months ended		Nine months ended
	September 30,		September 30,

	2004	2003	2004	2003
Cost of Revenues
Products	$2,560	$2,837	$6,437	$10,806
Services	336	775	1,830	3,043

	$2,896	$3,612	$8,267	$13,849

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

The distribution of revenue determined by location of customers is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,

	2004	2003	2004	2003

United States	$2,167	$2,945	$5,535	$12,260
Japan	178	335	3,248	3,128
United Kingdom	73	—	103	103
France	367	119	1,233	119
Germany	214	—	227	1,778
Netherlands	—	878	—	878
Canada	145	827	245	1,190
Rest of world	365	424	571	1,322

	$3,509	$5,528	$11,162	$20,778

10.	Integration costs

Integration costs relate to reorganizing and alignment activities associated with the acquisition of businesses. Integration activities were complete as at December 31, 2003.

Integrations costs during the three months and nine months ended September 30, 2004 and September 30, 2003 included the following:

	Three months ended		Nine months ended
	September 30,		September 30,

	2004	2003	2004	2003

Relocation and retention charges	—	$70	—	$451
Termination benefits	—	—	—	119
Consulting and information systems	—	98	—	200
Travel and accommodation	—	41	—	152
Contract cancellation	—	57	—	57
Other	—	4	—	81

	—	$270	—	$1,060

In addition to the integration costs summarized above, a $189 inventory provision resulting from the integration of Greenlight was charged to cost of revenues for the three and nine months ended September 31, 2003.

All integration costs are related to the Test segment.

11.	Business acquisitions

There were no business acquisitions during the three month period ended September 30, 2004.

On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies, Inc. (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designed and manufactured test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 (CDN$29,472) exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762. The value of the 4,164,093 common shares was determined based on the average market price of the Company’s common shares over the three-day period before and

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

after the terms of the acquisition were agreed to and announced. The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,113
Future income tax asset	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)

$19,957

This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

During the third quarter, goodwill was reduced by $106 due to the reversal of a relocation accrual incurred on the acquisition of Greenlight.

12.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

13.	Subsequent Event

On November 10, 2004 the Company announced that it had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation (Stuart). Pursuant to the agreement Hydrogenics will make a share exchange offer at an exchange ratio of 0.74 Hydrogenics shares for every one Stuart share, for a total of approximately 28 million Hydrogenics shares. The offer is expected to be mailed to Stuart’s shareholders by or before December 8, 2004 and will remain open for 35 days. The offer will be subject to customary conditions including that at least two thirds of Stuart’s shares are tendered.

14.	Differences between Canadian and United States accounting principles

The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

The reconciliation of net loss from Canadian GAAP to conform with U.S. GAAP is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,

	2004	2003	2004	2003

Net loss for the period based on Canadian GAAP	$(7,269)	$(6,886)	$(23,201)	$(14,831)
Additional stock-based compensation under APB No. 25 (i)(b)	—	(36)	(23)	(141)

Net loss and comprehensive loss for the period based on U.S. GAAP	(7,269)	(6,922)	(23,224)	(14,972)

Basic and diluted loss per share based on U.S. GAAP	(0.11)	(0.13)	(0.37)	(0.28)
Weighted average number of shares used in calculating basic and diluted loss per share	64,609,988	53,083,206	63,181,581	52,957,526

(i)	Stock-based compensation

(a)	Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Company recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

(b)	Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. The compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. At September 30, 2004, U.S. GAAP equity balances for deferred stock-based compensation and stock options outstanding are $0 and $5,527 respectively.

(ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). There were no items of other comprehensive income (loss) for the three months ended September 30, 2004 and 2003. Under Canadian GAAP, there is no standard for reporting comprehensive loss.

HYDROGENICS CORPORATION

5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com